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                                                                    EXHIBIT 11.1
                         INTERNATIONAL NETWORK SERVICES

                       CALCULATION OF EARNINGS PER SHARE
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

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                                                          YEAR ENDED JUNE 30,
                                                         ----------------------
                                                          1994     1995   1996
                                                         -------  ------ ------
Weighted average common shares outstanding.............    6,832   8,010  8,394
Weighted average common equivalent shares from
 Mandatorily Redeemable Convertible Preferred Stock and
 warrants, calculated using the if-converted and the
 treasury stock method.................................   10,016  16,531 16,793
Weighted average common equivalent shares from stock
 options and warrants calculated using the treasury
 stock method..........................................      --    2,349  2,896
Common equivalent shares from common shares issued and
 stock options granted within twelve months of the
 initial public offering, included pursuant to Staff
 Accounting Bulletin No. 83............................    2,537   2,537  2,537
                                                         -------  ------ ------
Shares used to compute net income (loss) per share.....   19,385  29,427 30,620
                                                         =======  ====== ======
Net income (loss)......................................  $(1,394)   $775 $2,877
                                                         =======  ====== ======
Net income (loss) per share............................  $ (0.07)  $0.03  $0.09
                                                         =======  ====== ======
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